April 21st, 2025

TSX-V: MKO; OTCQX: MAKOF

Mako Mining Announces Q1 2025 Production Results Generating Record Gold Revenue of US$31.5 million

Mako Mining Corp. (TSX-V: MKO; OTCQX: MAKOF) ("Mako" or the "Company") is pleased to provide first quarter 2025 ("Q1 2025") production results for the Company's San Albino gold mine ("San Albino") in northern Nicaragua and an update on the Eagle Mountain gold project in Guyana. Certain amounts shown in this news release may not total to exact amounts due to rounding differences. All amounts expressed in U.S. dollars unless otherwise noted.

Q1 2025 San Albino Operational Highlights

  48,813 tonnes mined, containing 11,495 ounces ("oz") of gold ("Au") at an average grade of 7.32 grams per tonne ("g/t") Au and 12,036 oz of silver ("Ag") at 7.67 g/t Ag
    29,163 tonnes mined from diluted vein material containing 9,620 oz Au at 10.26 g/t Au and 9,777 oz Ag at 10.43 g/t Ag
    19,650 tonnes mined from historical dump and other mineralized material above cutoff grade ("historical dump + other") containing 1,875 oz Au at 2.97 g/t Au and 2,259 oz Ag at 3.58 g/t Ag
    46.6:1 strip ratio
  53,551 tonnes milled containing 12,228 oz Au and 12,740 oz Ag grading 7.10 g/t Au and 7.40 g/t Ag.
    52% and 48% from diluted vein and historical dump and other, respectively
    608 tonnes per day ("tpd") milled at 97.8% availability
    Mill recovery of 85.3% for gold
  At quarter end, the stockpile was estimated at 126,248 tonnes at an average grade of 2.61 g/t Au for contained Au of 10,587 oz

Q1 2025 Mako Financial Highlights

  Mako total gold sales of 10,817 oz Au for total revenue of $31.5 million in Q1 2025
    San Albino Mine sales of 9,881 oz at $2,898 per ounce
    Moss Mine sales of 936 oz Au from residual leaching activities at $2,997 per ounce (this doesn't include 605 oz Au sold in 2025 prior to the acquisition of Moss Mine)
  Delivered 40,500 oz of silver as part of Sailfish Silver loan for a total of $1.3 million in Q1 2025
  Interest payment of $0.3 million to Wexford under the Wexford loan
  Tax payment of $4.0 million in cash which was already accrued in Q4 2024

  $1.5 million release of collateral at Moss Mine expected later this month from Trisura Guarantee Insurance Company
  $1.0 million expected this month from the Sailfish Silver Option exercise
  Cash Balance of approximately $14.2 million as of April 14th, 2025, after $6.5 million payment made for the acquisition of the Moss Mine (See press release dated March 27th, 2025)

Akiba Leisman, Chief Executive Officer of Mako states that "Production in Q1 2025 was strong, with gold sales of 10,817 ounces (similar to Q4 2024), generating a record of US$31.5 million in revenue due to higher realized gold prices.  The acquisition of the Moss Mine was completed at the very end of the quarter, with 936 gold ounces sold from the residual leach operations in the few days that Mako owned the mine during Q1 2025.  Record high gold prices are having a significantly positive effect on the Company, which allowed Mako to reinvest in exploration in Nicaragua, rapidly advance the Eagle Mountain project in Guyana and acquire the Moss Mine in Arizona, all while increasing cash on the balance sheet to be used for the eventual construction of the Eagle Mountain project next year."

Table 1 - Operating Results for San Albino

	Units	Q2 2024	Q3 2024	Q4 2024	Q1 2025

Mined
Diluted Vein
Tonnes	t	24,365	6,781	24,819	29,163
Gold Grade	g/t	14.25	12.72	14.81	10.26
Silver Grade	g/t	19.00	12.02	13.06	10.43
Contained Gold	oz	11,160	2,774	11,818	9,620
Contained Silver	oz	14,885	2,620	10,419	9,777
Historical Dump + Other*
Tonnes	t	35,185	22,968	21,913	19,650
Gold Grade	g/t	3.27	3.57	3.97	2.97
Silver Grade	g/t	5.38	3.98	3.87	3.58
Contained Gold	oz	3,695	2,640	2,799	1,875
Contained Silver	oz	6,085	2,937	2,728	2,259
Waste
Tonnes	t	2,049,795	758,401	1,287,997	2,272,474
Phase 2 - Capitalized Waste	t	0.0	1,286,632	614,119	0
Strip Ratio (1)	w:o	34.4	29.4	27.6	46.6
Milled
Diluted Vein	%	39%	14%	49%	52%
Historical Dump + Other*	%	61%	86%	51%	48%
Tonnes	t	52,681	51,865	51,242	53,551
Gold Grade	g/t	8.79	4.20	8.60	7.10
Silver Grade	g/t	11.78	5.08	8.17	7.40
Contained Gold	oz	14,888	7,002	14,175	12,228
Contained Silver	oz	19,953	8,479	13,453	12,740
Mill Availability	%	97%	96%	97%	98%
Average Tonnes per Day	t/day	598	584	576	608
Recovered
Gold Recovery	%	82.0%	73.4%	85.0%	85.3%
Gold Recovered	oz	12,206	5,142	12,053	10,436
Gold Equiv. Recovered (2)	oz	12,388	5,210	12,182	10,553
Gold Sold	oz	12,313	6,532	10,803	9,881
Gold Equiv. Sold (2)	oz	12,484	6,641	10,873	10,021
Avg. Realized Price Gold **	US$/oz	2,349	2,470	2,670	2,898
Avg. Realized Price Silver	US$/oz	28	29	31	32

* Includes historical dump, hanging wall, footwall, historical muck and all other non-vein mineralized material above cutoff grade.

**For the purpose of calculating revenue, payments to Sailfish are deducted from the Average Realized Price Gold.

(1) Strip Ratio calculation does not include waste material that is capitalized

(2) Equivalent Gold ounces are calculated by: Silver recovered. or Silver sold (oz) / Avg. Realized Price Gold ($/oz) / Avg. Realized Price Silver ($/oz)

Table 2 - Quarter-End Stockpile Statistics

	Units	Q2 2024	Q3 2024	Q4 2024	Q1 2025

Historical Dump + Other**
Tonnes	t	157,612	135,496	130,987	126,248
Gold Grade	g/t	2.45	2.49	2.69	2.61
Contained Gold	oz	12,436	10,849	11,327	10,587
Total
Tonnes	t	157,612	135,496	130,987	126,248
Gold Grade	g/t	2.45	2.49	2.69	2.61
Contained Gold	oz	12,436	10,849	11,327	10,587

** Includes historical dump, hanging wall, footwall, historical muck and all other non-vein mineralized material above cutoff grade.

Mining at San Albino

The mine produced an average of 542 tonnes per day of diluted vein and historical dump + other material in Q1 2025. The strip ratio averaged 46.6:1, which included accelerated waste development of the Bayacun and Limon-Mango Pit with the goal of improving the mining sequence and increasing access to higher gold grades in the second and third quarter of 2025.

In Q1 2025, diluted vein material was sourced from three different veins: Las Conchitas South (El Limon-Mango 20%, Las Dolores 24%) and Las Conchitas Central (Cruz Grande 56%). In Q2 2025, production is also expected from the high-grade Bayacun and Intermediate veins located in Las Conchitas South and Las Conchitas Central, respectively.

Milling at San Albino

During Q1 2025, the plant throughput rate averaged 608 tpd, 22% above nameplate capacity. Mill availability remained high at 98% which compares favorably with industry averages. The mill head grade averaged 7.10 g/t Au, comprised of 52% diluted vein material and 48% historical dump + other material. A total of 10,436 ounces of gold were recovered during the quarter at a mill recovery of 85.3%.

Eagle Mountain Gold Project

Consistent with the 2024 work program at the Eagle Mountain Project, the Q1 2025 work program included engineering and environmental activities to confirm mine design parameters and to generate the data and studies required to complete an Environmental Impact Statement ("EIS") for submission to the Guyana Environmental Protection Agency ("EPA"). The Company is targeting H2 2025 for the submission of the EIS.

Phase 2 activities, which commenced in January 2025, comprised geotechnical drilling and testing of the saprolite and underlying fresh rock to facilitate infrastructure siting studies and site hydrogeological drilling to generate data for both pit optimization and water resource management studies. Q1 2025 activities also included environmental geochemical testing of water, soils, and rock for which analyses are ongoing. In March 2025, the Company officially initiated the regulatory permitting process in Guyana through the submission of Environmental Application and Project Summary documents to the Guyana EPA.

On behalf of the Board,

Akiba Leisman

Chief Executive Officer

Qualified Person

John Rust, a metallurgical engineer and qualified person (as defined under NI 43-101) has read and approved the technical information contained in this press release. Mr. Rust is a senior metallurgist and a consultant to the Company.

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company.  The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information: Mako Mining Corp., Akiba Leisman, Chief Executive Officer, Telephone: 917-558-5289, E-mail: aleisman@makominingcorp.com or visit our website at www.makominingcorp.com and SEDAR www.sedarplus.ca.

Forward-Looking Information:  Statements contained herein, other than historical fact, may be considered "forward-looking information" within the meaning of applicable securities laws. The forward-looking information contained herein is based on the Company's plans and expectations and assumptions as of the date such statements forward looking statements include that: all associated capital expenditures required to restart mining operations at Moss mine will be funded out of a small fraction of the Company's cash generation from Q1 2025; expectations stated regarding Q2 and Q3 2025 production at San Albino, expected timing for the submission of the EIS to the Guyana EPA. Such forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking information, including, without limitation; that production results in Q2 and Q3 2025 will not meet expectations; that the EIS will not be submitted on the timeline expected; uncertainty related to mining exploration properties; political risks and uncertainties involving the Company's mineral properties; the inherent uncertainty of cost estimates and the potential for unexpected costs and expense; commodity price fluctuations and other risks and uncertainties as disclosed in the Company's public disclosure filings on SEDAR+ at www.sedarplus.ca. Such information contained herein represents management's best judgment as of the date hereof, based on information currently available and is included for the purposes of providing investors with the Company's expectations regarding the Company's Q1 2025 production and operating results at San Albino gold project, financial highlights for Q1 2025 and current corporate updates, and may not be appropriate for other purposes. Mako does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.